BH MOVIE LLC
REGULATION CROWDFUNDING OFFERING

EXHIBIT A

OPERATING AGREEMENT

BH MOVIE LLC

OPERATING AGREEMENT

OF

BH MOVIE LLC

A Puerto Rico Limited Liability Company

Effective as of July 22_, 2026

This Operating Agreement (this "Agreement") of BH Movie LLC, a Puerto Rico limited liability company (the "Company"), is entered into and effective as of the date stated on the cover page by Charo Toledo and Belle Films Corp. (each, a "Member" and together, the "Members").

The Members agree as follows:

ARTICLE I
FORMATION AND PURPOSE

1.1 Formation. The Company was formed as a limited liability company under the Puerto Rico General Corporations Act, as amended (the "Act"), by filing a certificate of formation with the Puerto Rico Department of State. This Agreement governs the internal affairs of the Company and the rights and duties of the Members and Manager to the fullest extent permitted by the Act.

1.2 Name. The name of the Company is BH Movie LLC. The Company may conduct business under that name or any other name approved by the Manager and properly registered.

1.3 Principal Office; Resident Agent. The principal office, resident agent, and registered office of the Company shall be as stated in the Company's public filings or as the Manager may determine from time to time in accordance with applicable law.

1.4 Term. The Company shall continue until dissolved in accordance with this Agreement or the Act.

1.5 Purpose. The Company may develop, finance, produce, acquire, own, market, distribute, license, exhibit, exploit, and otherwise commercialize the motion picture currently known as "Blind Hope" (the "Picture"), together with all related intellectual property, ancillary rights, and derivative works, and may engage in any other lawful activity permitted under the Act.

1.6 Limited Scope. This Agreement governs equity ownership and the internal governance and administration of the Company. It does not establish or govern the contractual rights of any holder of a Revenue Participation Unit, which rights are governed exclusively by the applicable Revenue Participation Agreement.

ARTICLE II
MEMBERS AND MEMBERSHIP INTERESTS

2.1 Classes. The Company is authorized to issue (a) Common Units and (b) one or more series of Preferred Units (collectively, "Membership Interests"). Only Common Units are outstanding as of the effective date. No Preferred Units are being issued in the Company's Regulation Crowdfunding offering.

2.2 Current Ownership. The Members and their respective ownership of the outstanding Common Units are set forth on Exhibit A. The percentage interests stated on Exhibit A are the Members' "Percentage Interests."

2.3 Preferred Units. The Manager may authorize and issue Preferred Units in one or more private financings and may establish the designation, number, price, preferences, conversion rights, distribution rights, liquidation rights, voting rights, protective provisions, and other terms of each series. The Manager may amend Exhibit A and, to the extent reasonably necessary to give effect to an authorized issuance, this Agreement, provided that no amendment may retroactively eliminate a Member's accrued distribution right or impose personal liability on a Member without that Member's written consent.

2.4 Additional Members. A person receiving Membership Interests shall be admitted as a Member only upon the Manager's approval, execution of a joinder or other written agreement to be bound by this Agreement, and entry in the Company's books and records. Issuance of securities or contractual payment rights that are not Membership Interests does not admit the holder as a Member.

2.5 No Certificates. Membership Interests need not be certificated. The Company's books and records shall be conclusive evidence of ownership, absent manifest error.

2.6 Limited Liability. No Member shall be personally liable for any debt, obligation, or liability of the Company solely by reason of being a Member, except as required by the Act or expressly agreed in a separate signed writing.

2.7 No Withdrawal. A Member may not voluntarily withdraw or demand the return of any capital contribution except as expressly permitted by this Agreement or approved by the Manager.

ARTICLE III
REVENUE PARTICIPATION UNITS

3.1 Nature of RPUs. The Company may offer and sell contractual Revenue Participation Units ("RPUs"), including pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding promulgated thereunder. Each RPU shall be governed exclusively by the Revenue Participation Agreement under which it is issued (an "RPA").

3.2 No Equity or Membership Status. An RPU is not a Membership Interest. No RPU holder, solely by reason of holding an RPU, is or shall be treated as a Member or equity owner of the Company or shall possess any voting, consent, information, inspection, management, fiduciary, or governance right under this Agreement or the Act.

3.3 No Capital Account or Dilution. The purchase or holding of an RPU does not create a Capital Account, constitute a capital contribution for purposes of this Agreement, or dilute or otherwise alter any Member's Percentage Interest or ownership of Membership Interests.

3.4 Exclusive Governing Instrument. The applicable RPA exclusively states the rights, remedies, payment terms, priorities, limitations, transfer restrictions, and other obligations relating to an RPU. If any provision of this Agreement is construed to conflict with an RPA concerning an RPU holder's contractual rights, the RPA controls as to those rights. Nothing in an RPA grants an RPU holder rights as a Member unless the Company separately issues Membership Interests to that holder and admits that holder as a Member in accordance with this Agreement.

3.5 Records and Communications. The Company may maintain records of RPU holders and engage a funding portal, broker-dealer, transfer agent, or other service provider for that purpose. Such records do not constitute the Company's register of Members. References in offering or administrative materials to an RPU holder as an "investor" or to an RPU as a "security" do not make the holder a Member or the RPU a Membership Interest.

ARTICLE IV
MANAGEMENT

4.1 Manager-Managed Company. The Company is manager-managed. Except for matters expressly reserved to the Members by this Agreement or nonwaivable law, the Manager has full, exclusive, and complete authority to manage and control the Company's business, property, and affairs. No Member acting solely in that capacity has authority to bind the Company.

4.2 Initial Manager. The initial Manager is Belle Films, Corp. The Manager need not be a Member. A Manager serves until resignation, removal, death, incapacity, or replacement by Members holding more than fifty percent (50%) of the outstanding Common Units.

4.3 General Powers. Without limiting Section 4.1, the Manager may: (a) conduct securities offerings and execute, amend, certify, and file a Form C and related amendments and reports; (b) offer and issue RPUs under RPAs; (c) authorize and issue Preferred Units in private placements; (d) enter debt, equity, revenue participation, bridge, tax-credit, gap, presale, distribution, and other financing arrangements; (e) retain and compensate funding portals, broker-dealers, escrow agents, banks, transfer agents, accountants, auditors, legal counsel, consultants, and other service providers; (f) open and control Company accounts and authorize payments; (g) acquire, register, protect, exploit, license, assign, sell, distribute, and otherwise commercialize the Picture and related intellectual property and ancillary rights; (h) negotiate and enter development, talent, production, guild, completion, insurance, sales, distribution, licensing, marketing, merchandising, and financing agreements; (i) hire personnel and independent contractors; (j) commence, defend, settle, or compromise claims; (k) make tax elections; and (l) take any other action reasonably related to the Company's business and purpose.

4.4 Member Approval. The following actions require approval of Members holding more than fifty percent (50%) of the outstanding Common Units: (a) removal or replacement of the Manager; (b) a merger, conversion, or domestication of the Company; (c) sale of all or substantially all Company assets other than a distribution, license, sale, or other exploitation of the Picture or related rights in the ordinary course of the Company's business; and (d) dissolution of the Company, except as otherwise provided in this Agreement.

4.5 Delegation and Reliance. The Manager may delegate authority to officers, employees, agents, or committees and may rely in good faith on information and advice from professionals reasonably believed to be competent.

4.6 Compensation and Reimbursement. The Manager and its affiliates may receive reasonable compensation approved by the Manager and shall be reimbursed for reasonable Company expenses, in each case subject to applicable law, written agreements, the Company's offering disclosures, and any required conflict disclosure.

ARTICLE V
MEMBER DECISIONS AND RECORDS

5.1 Voting. Each Member's voting power on matters submitted to the Common Members equals that Member's Percentage Interest. Unless this Agreement or applicable law requires a greater vote, Member action requires approval of Members holding more than fifty percent (50%) of the outstanding Common Units. The terms of a series of Preferred Units may separately provide voting or consent rights for that series.

5.2 Meetings; Written Consent. Member action may be taken at a meeting called by the Manager or Members holding at least twenty percent (20%) of the outstanding Common Units, or without a meeting by written consent of the Members holding the number of Units required to approve the action. Meetings may be held by remote communications.

5.3 Books and Records. The Company shall maintain complete and accurate books, tax records, a current list of Members and Membership Interests, this Agreement and amendments, and such other records as required by law. Subject to reasonable confidentiality procedures, a Member may inspect records for a purpose reasonably related to its interest as a Member. This Section does not grant rights to RPU holders.

5.4 Fiscal Year and Accounting. The fiscal year and accounting method shall be selected by the Manager. Company funds shall be held in accounts in the Company's name and shall not knowingly be commingled with funds of any Member or Manager.

ARTICLE VI
CAPITAL, ALLOCATIONS, AND DISTRIBUTIONS

6.1 Capital Contributions. The Members' initial capital contributions, if any, are reflected in the Company's books. No Member is required to make an additional contribution unless the Member separately agrees in writing.

6.2 Capital Accounts. A Capital Account shall be maintained for each Member as required by applicable federal income tax principles. No Capital Account shall be maintained under this Agreement for an RPU holder solely by reason of owning an RPU.

6.3 Tax Allocations. Profits and losses shall be allocated among the Members in proportion to their respective economic interests, subject to the terms of any Preferred Units and applicable tax law. The Manager may adopt reasonable special allocations necessary to comply with applicable tax requirements and to reflect the Members' economic arrangement.

6.4 Distributable Cash. "Distributable Cash" means cash the Manager determines is available for distribution after payment or reasonable provision for Company expenses, debts, reserves, financing obligations, and all amounts then due under outstanding RPAs. Subject to the rights of any Preferred Units, Distributable Cash shall be distributed to the Common Members in accordance with their Percentage Interests at the times determined by the Manager.

6.5 Priority of RPA Obligations. Amounts payable under RPAs are contractual obligations of the Company and shall be paid or reserved for in accordance with the applicable RPAs before any distribution of the same funds to Members. An RPU holder receives payments solely under its applicable RPA and has no right to any distribution under this Agreement.

6.6 Tax Withholding. The Company may withhold amounts required by law. Amounts withheld with respect to a Member shall be treated as distributed to that Member to the extent permitted by law.

ARTICLE VII
TRANSFERS

7.1 Restriction. No Member may sell, assign, pledge, encumber, or otherwise transfer any Membership Interest without the Manager's prior written consent, except a transfer to an affiliate or for estate-planning purposes that does not relieve the transferring Member of its obligations and does not violate law or any agreement binding the Company.

7.2 Effect of Transfer. A permitted transferee receives only the economic rights associated with the transferred Membership Interest unless admitted as a substituted Member under Section 2.4. Any attempted transfer in violation of this Article is void to the fullest extent permitted by law.

7.3 Securities Compliance. No transfer or issuance of a Membership Interest may be made unless the Manager determines that it complies with applicable securities laws and does not cause material adverse tax or regulatory consequences to the Company.

ARTICLE VIII
DUTIES, EXCULPATION, AND INDEMNIFICATION

8.1 Standard of Conduct. The Manager shall perform its duties in good faith, in a manner reasonably believed to be in or not opposed to the best interests of the Company, and with the care required under the Act, as modified by this Agreement to the fullest extent permitted by law.

8.2 Limitation of Liability. To the fullest extent permitted by law, no Manager, Member, officer, employee, or authorized agent (a "Covered Person") shall be liable to the Company or any Member for monetary damages arising from an act or omission on behalf of the Company, except for fraud, willful misconduct, knowing violation of law, or a transaction from which the Covered Person derived an improper personal benefit.

8.3 Indemnification. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from claims, liabilities, losses, damages, and reasonable expenses arising from service to the Company, provided the Covered Person acted in good faith and in a manner reasonably believed to be in or not opposed to the Company's best interests. The Company may advance expenses upon receipt of an undertaking to repay them if indemnification is ultimately unavailable.

8.4 Conflicts. A transaction involving a Manager, Member, or affiliate is not void solely because of the relationship if the material facts are disclosed to the disinterested decision-makers, the transaction is approved in good faith by the disinterested Members or Manager, or the transaction is fair to the Company when authorized.

ARTICLE IX
TAX MATTERS

9.1 Tax Classification. Unless the Manager elects otherwise, the Company shall be classified for federal and Puerto Rico income tax purposes in the manner determined by applicable law. The Manager may make any available tax election that it reasonably determines to be in the Company's best interests.

9.2 Partnership Representative. If the Company is treated as a partnership, the Manager shall designate the "partnership representative" and any corresponding representative under Puerto Rico law. That representative may act for the Company in tax proceedings and make elections, subject to keeping the Members reasonably informed of material matters.

9.3 Tax Information. The Company shall use commercially reasonable efforts to provide Members with information reasonably necessary to prepare their tax returns. No similar obligation arises under this Agreement with respect to RPU holders; any reporting to them shall be governed by applicable law and the relevant RPA or offering documents.

ARTICLE X
DISSOLUTION AND WINDING UP

10.1 Dissolution Events. The Company shall dissolve upon: (a) approval under Section 4.4; (b) entry of a decree of judicial dissolution; or (c) another event requiring dissolution under nonwaivable law. The death, incapacity, withdrawal, bankruptcy, or dissolution of a Member does not by itself dissolve the Company.

10.2 Winding Up. The Manager, or a liquidating trustee selected by the Members if there is no Manager, shall wind up the Company, liquidate assets as appropriate, resolve claims, and make distributions in accordance with this Article.

10.3 Priority. Liquidation proceeds shall be applied in the following order: (a) to creditors and contractual claimants of the Company, including amounts due or required to be reserved under RPAs; (b) to establish reasonable reserves for contingent or unmatured liabilities; (c) to holders of Preferred Units in accordance with their established terms; and (d) to Common Members in accordance with positive Capital Account balances or, if permitted by applicable tax law and consistent with the Members' economic arrangement, their Percentage Interests. RPU holders have only the contractual liquidation rights, if any, stated in their RPAs and are not entitled to Member distributions.

10.4 Termination. After winding up, the authorized person shall file the documents required to terminate the Company's existence.

ARTICLE XI
MISCELLANEOUS

11.1 Amendments. Except as provided in Section 2.3, this Agreement may be amended by the Manager with approval of Members holding more than fifty percent (50%) of the outstanding Common Units. An amendment may not, without the affected Member's written consent, impose personal liability on that Member, reduce that Member's accrued right to a declared distribution, or alter a class right expressly requiring a separate class vote. No consent of an RPU holder is required to amend this Agreement, and an amendment to this Agreement may not amend an RPA.

11.2 Governing Law. This Agreement and the internal affairs of the Company are governed by the laws of the Commonwealth of Puerto Rico, without regard to conflict-of-laws principles.

11.3 Notices. A notice under this Agreement shall be in writing and delivered personally, by nationally recognized courier, certified mail, or email to the address shown in the Company's records. Email notice is effective when sent absent a delivery-failure notice; other notice is effective upon receipt.

11.4 Entire Agreement; Separate Contracts. This Agreement is the entire agreement among the Members concerning the subject matter stated in Section 1.6 and supersedes prior agreements on that subject. Each RPA and each other financing, production, distribution, or commercial agreement is a separate contract and is not incorporated into this Agreement unless expressly stated.

11.5 Severability. If a provision is held invalid or unenforceable, it shall be modified to the minimum extent necessary to make it enforceable, and the remaining provisions shall remain effective.

11.6 Waiver. A waiver must be in writing and applies only to the specific instance stated. A delay or failure to enforce a right is not a waiver.

11.7 Further Assurances. Each Member shall execute instruments and take actions reasonably necessary to carry out this Agreement, provided that doing so does not materially increase that Member's obligations without consent.

11.8 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which is an original and all of which form one instrument. Electronic signatures and electronically transmitted counterparts have the same effect as originals.

11.9 Construction. Headings are for convenience only. "Including" means "including without limitation." Singular includes plural and vice versa as context requires. This Agreement shall not be construed against a party because that party drafted it.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the effective date stated above.

By: _____

Name: Charo Toledo

Title/Capacity: Member

Date: July 22, 2026

By: _____

Name: Annabelle Mullen

Title/Capacity: Authorized Representative of Belle Films Corp., Member

Date: July 22, 2026

By: _____

Name: Belle Films, Corp.

Title/Capacity: Manager

Date: July 22, 2026

EXHIBIT A
MEMBERS AND COMMON UNIT OWNERSHIP

Member	Class	Percentage Interest
Charo Toledo	Common Units	80%
Belle Films Corp.	Common Units	20%

No Preferred Units are outstanding as of the effective date of this Agreement.